BALATON POWER INC.

Consolidated Financial Statements
(Expressed in US Dollars)

June 30, 2012 and 2011

Balaton Power Inc.
Consolidated Financial Statements
(Expressed in US Dollars)
Index

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Balaton Power Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

	June 30, 2012 (Unaudited)	December 31, 2011 (Audited)
ASSETS

Current
Cash	$17,040	$52,401
Accounts receivable	12,399	25,592
Deposits	20,298	-

Total current assets	49,737	77,993
Voisey's Bay property	971,474	823,072

Total assets	$1,021,211	$901,065

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current
Accounts payable and accrued liabilities	$538,627	$415,323
Accounts payable - related parties	19,512	9,512
Convertible debentures payable (Note 12)	240,000	240,000
Share subscriptions received	-	54,000

Total current liabilities	798,139	718,835

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock, no par value, unlimited shares authorized,
143,746,070 and 137,846,070 shares issued and outstanding, respectively	6,766,431	6,630,848
Additional paid in capital	3,097,137	3,049,240
Deficit	(9,640,496)	(9,497,858)

Total stockholders' equity (deficit)	223,072	182,230

Total liabilities and stockholders' equity (deficit)	$1,021,211	$901,065

Approved by the Board
Director "Paul Preston"	Director "Michael Rosa"

"Signed"	"Signed"

See accompanying notes

Balaton Power Inc.
Consolidated Statements of Operations
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Revenue	$ -	$ -	$ -	$ -

Expenses
Professional fees	52,315	23,693	77,208	59,193
Administration and general	20,905	15,860	49,950	32,939
Stock based compensation	1,740	-	3,480	-

	74,960	39,553	130,638	92,132

Other income (expense)	(74,960)	(39,553)	(130,638)	(92,132)
Interest expense	(6,000)	(6,000)	(12,000)	(12,000)

Net loss	$(80,960)	$(45,553)	$(142,638)	$(104,132)

Loss per common share - Basic and diluted	$0.00	$0.00	$0.00	$0.00

Weighted average number of common shares outstanding	143,096,070	128,257,737	143,096,070	128,257,737

See accompanying notes

Balaton Power Inc.
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Operating activities
Net loss	$(80,960)	$(45,553)	$(142,638)	$(104,132)
Adjustment to reconcile net loss to net cash used in operations Stock based compensation	1,740	-	3,480	-
Changes in operating assets and liabilities
Accounts receivable	21,187	24,236	13,193	21,638
Deposits	(10,298)	-	(20,298)	-
Accounts payable and accrued liabilities	78,257	32,913	123,304	35,183
Accounts payable - related parties	10,000	-	10,000	-

Cash from (used in) operating activities	19,926	11,596	(12,959)	(47,311)

Investing activities
Voisey's Bay investment	(16,975)	(37,616)	(68,402)	(97,219)

Cash used in investing activities	(16,975)	(37,616)	(68,402)	(97,219)

Financing activities
Warrants exercised	-	3,000	15,000	67,000
Share subscriptions received	-	18,000	31,000	54,000

	-	21,000	46,000	121,000

Net increase (decrease)	2,951	(5,020)	(35,361)	(23,530)
Cash, beginning of period	14,089	13,847	52,401	32,357

Cash, end of period	$17,040	$8,827	$17,040	$8,827

Supplemental disclosure of cash flow information:

Cash paid during the period for income taxes	$ -	$ -	$ -	$ -
Cash paid during the period for interest	$ -	$ -	$ -	$ -

See accompanying notes

Balaton Power Inc.
Consolidated Statement of Stockholders' Equity (Deficit)
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

	Common Shares		Paid in	Accumulated
	Number	No Par Value	Capital	(Deficit)	Total

Balance as of December 31, 2010	123,941,070	$6,024,026	$3,014,462	$(9,268,874)	$(230,386)
Share units issued in private placements for cash	2,400,000	37,222	34,778	-	72,000
Shares issued per Voisey's Bay Option agreement	3,000,000	300,000	-	-	300,000
Shares issued in exercise of warrants	8,405,000	265,600	-	-	265,600
Shares issued to a consultant	100,000	4,000	-	-	4,000
Net loss for the year ended December 31, 2011	-	-	-	(228,984)	(228,984)
Balance as of December 31, 2011	137,846,070	6,630,848	3,049,240	(9,497,858)	182,230
Shares issued per Voisey's Bay Option agreement	2,000,000	80,000	-	-	80,000
Shares issued in exercise of warrants	500,000	15,000	-	-	15,000
Shares issued in private placements for cash	3,400,000	40,583	44,417	-	85,000
Stock based compensation	-	-	3,480	-	3,480
Net loss for the six months ended June 30, 2012	-	-	-	(142,638)	(142,638)
Balance as of June 30, 2012	143,746,070	$6,766,431	$3,097,137	$(9,640,496)	$223,072

See accompanying notes

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

1.           Incorporation and nature of operations

Balaton Power, Inc. ("Balaton" or the "Company") was incorporated under the British Columbia Business Corporation Act under the laws of the Province of British Columbia on June 25, 1986. On October 31, 2002, Continental Resources (USA) LTD. ("CRL") became a wholly-owned subsidiary of Balaton. CRL was originally incorporated in July of 1997 under the laws of the State of Delaware, USA and was reincorporated in July of 2004 under the laws of the state Nevada, USA.

The Company's principal business is focused on the exploration of a bauxite deposit in the State of Orissa in India and the exploration of its Voisey Bay property in northern Labrador, Canada. The Company is currently seeking approval from the State of Orissa Government for a joint venture agreement relating to the bauxite deposit.

2.           Basis of presentation and going concern uncertainty

The accompanying consolidated financial statements include the accounts of Balaton and CRL (collectively the "Company"). All inter-company balances and transactions have been eliminated in consolidation.

The Company has prepared its consolidated financial statements in conformity with generally accepted accounting principles of the United States of America since 2009. Prior to 2009, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles. In the years 2008 and before there were no accounting differences in U.S. and Canadian GAAP. Had the financial statements been presented in Canadian GAAP for the year ended December 31, 2009, there would have been a decrease in additional paid-in capital and an increase in common stock of $364,538 for the exercise of the 3,272,333 warrants.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

Going concern uncertainty

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

3.          Significant accounting policies

Cash and cash equivalents

Cash and cash equivalents include deposits at Canadian and United States financial institutions. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Mineral property

Costs related to the acquisition, exploration, development and inherent costs to the management of the mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value. Recovery of the amounts recorded under mineral properties is dependent upon the ability of the Company to obtain the financing needed to complete the development, and future profitable production or proceeds from the disposal thereof. The amount shown for mineral property does not necessarily reflect future or present values.

Stock-based compensation

The Company records stock-based compensation in accordance with ASC 718 "Compensation-Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based awards made to employees and directors, including stock options.

ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model as its method of determining fair value. The model is affected by the Company's stock price as well as assumptions regarding a number of subjective variables. These subjective variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the statement of operations over the requisite service period.

Earnings (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income (loss) per share, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury stock method. However, if it is anti-dilutive, the dilutive effect of the stock options is not included in the calculation of diluted net income (loss) per share. Stock options with exercise prices exceeding current market prices that were excluded from the computation of net income (loss) per share amounted to approximately 1,800,000 shares and 1,600,000 shares for the six months ended June 30, 2012 and 2011.

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

3.          Significant accounting policies (cont'd)

Foreign currency translation

The Company uses the United States Dollar as its functional currency. The Company accounts for foreign currency transactions in accordance with ASC 830, "Foreign Currency Matters" (ASC 830). Monetary assets and liabilities denominated in foreign currencies are translated into United States Dollars at the period-end exchange rates. Non-monetary assets and liabilities are translated at the historical rates in effect when the assets were acquired or obligations incurred. Transactions occurring during the period are translated at rates in effect at the time of the transaction. The resulting foreign exchange gains and losses are included in operations.

Fair value of financial instruments

ASC 820 "Fair Value Measurements and Disclosures" requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and

Level 3 - Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricings.

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. Pursuant to ASC 820, the fair value of our cash and cash equivalents is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The following table illustrates the classification of the Company's financial instruments recorded at fair value within the fair value hierarchy as at June 30, 2012 and 2011:

June 30, 2012	Level 1	Level 2	Level 3	Total
Stock warrants	$ -	$44,417	$ -	$44,417
Stock options	-	3,480	-	3,480
Common shares	80,000	-	-	80,000

June 30, 2011
Common shares	300,000	-	-	300,000

There were no financial instruments categorized in Level 3 for the period ended June 30, 2012 and 2011. There were no transfers between levels during the period ended June 30, 2012. The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

3.          Significant accounting policies (cont'd)

Currency risk

The Company's property interests in India and Canada make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the US Dollar, the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

Credit risk

The Company's cash and cash equivalents are held in Canadian and U.S. financial institutions. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company's accounts receivable consists primarily of goods and services tax due from the federal government of Canada.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities and advances payable are due within the current operating period.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity.

Concentration of credit risk

The Company places its cash and cash equivalent with high credit quality financial institution.

Income taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, "Income Taxes". The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

3.          Significant accounting policies (cont'd)

New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"). ASU 2011-11 enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of IFRS. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. ASU 2011-11 is not expected to have a material impact on the Company's financial position or results of operations.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08 ("ASU 2011-08"), which updates the guidance in ASC Topic 350, Intangibles - Goodwill & Other. The amendments in ASU 2011-08 permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than fifty percent. If, after assessing the totality of events or circumstances, an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The amendments in ASU 2011-08 include examples of events and circumstances that an entity should consider in evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. However, the examples are not intended to be all-inclusive and an entity may identify other relevant events and circumstances to consider in making the determination.

The examples in this ASU 2011-08 supersede the previous examples under ASC Topic 350 of events and circumstances an entity should consider in determining whether it should test for impairment between annual tests, and also supersede the examples of events and circumstances that an entity having a reporting unit with a zero or negative carrying amount should consider in determining whether to perform the second step of the impairment test. Under the amendments in ASU 2011-08, an entity is no longer permitted to carry forward its detailed calculation of a reporting unit's fair value from a prior year as previously permitted under ASC Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. ASU 2011-08 is not expected to have a material impact on the Company's financial position or results of operations.

In May 2011, the FASB issued Accounting Standards Update 2011-04 ("ASU 2011-04"), which updated the guidance in ASC Topic 820, Fair Value Measurement. The amendments in ASU 2011-04 generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. ASU 2011-04 results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments in ASU 2011-04 are to be applied prospectively. For public entities, the amendments are effective for interim and annual periods beginning after December 15, 2011, and early application is not permitted. ASU 2011-04 is not expected to have a material impact on the Company's financial position or results of operations.

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

3.          Significant accounting policies (cont'd)

New Accounting Pronouncements (cont'd)

In December 2010, the FASB issued ASU 2010-29, "Business Combinations (ASC Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations" ("ASU 2010-29"). The amendments in ASU 2010-29 affect any public entity as defined by ASC Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments in ASU 2010-29 specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in ASU 2010-29 are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU 2010-29 did not have a material impact on the Company's results of operations or financial condition.

In December 2010, the FASB issued ASU 2010-28, "Intangibles -- Goodwill and Other (ASC Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts" ("ASU 2010-28"). The amendments in ASU 2010-28 modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

For public entities, the amendments in ASU 2010-28 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 did not have a material impact on the Company's results of operations or financial condition.

In April 2010, the FASB issued ASU 2010-17, "Revenue Recognition -- Milestone Method" ("ASU 2010-17"). ASU 2010-17 provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. The following criteria must be met for a milestone to be considered substantive: the consideration earned by achieving the milestone should (i) be commensurate with either the level of effort required to achieve the milestone or the enhancement of the value of the item delivered as a result of a specific outcome resulting from the vendor's performance to achieve the milestone; (ii) be related solely to past performance; and (iii) be reasonable relative to all deliverables and payment terms in the arrangement. No bifurcation of an individual milestone is allowed and there can be more than one milestone in an arrangement. Accordingly, an arrangement may contain both substantive and non-substantive milestones. ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of ASU 2010-17 did not have a material effect on the Company's results of operations or financial condition.

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

3.          Significant accounting policies (cont'd)

New Accounting Pronouncements (cont'd)

Management does not believe there would have been a material effect on the accompanying financial statements had any other recently issued, but not yet effective, accounting standards been adopted in the current period.

4.          Common stock

During the six months ended June 30, 2012 the Company issued 2,000,000 common shares to JAL as part of the terms of the amended Option Agreement (Note 6).

During 2011, the Company issued 3,000,000 common shares to JAL as part of the terms of the "Option Agreement" (Note 6). The shares were measured at their fair value at the grant date ($0.10/sh).

During the year ended December 31, 2011, the Company entered into Flow Through Unit Subscription Agreements to issue 2,300,000 Flow Through Units for US $0.03 per unit, for an aggregate amount of $69,000. Each Flow Through Unit consists of one flow-through common share (a "FT share") and one non-flow-through common share purchase warrant. Each purchase warrant entitling the holder to acquire one common share of the Company (a "Warrant Share") for a period of one year at a price of $0.04 per warrant share.

On July 25, 2011 the Company entered into Subscription Agreement to issue 100,000 Units for US $0.03 per unit, for an aggregate amount of $3,000. Each Unit consists of one common share and one common share purchase warrant. Each purchase warrant entitling the holder to acquire one common share of the Company (a "Warrant Share") for a period of one year at a price of $0.04 per warrant share.

On August 3, 2011 the company entered into a consulting agreement for consulting services related to the planning, acquisition, processing and interpretation of geophysical data from the Company's Voisey's Bay West property. Under the terms of the agreement the Company issued to the Consultant 100,000 common shares. The shares were valued at their fair value at the grant date ($0.04/sh).

During 2011, 8,405,000 share purchase warrants were exercised for aggregate cash proceeds of $265,600.

During the period ended June 30, 2012, 500,000 share purchase warrants were exercised for aggregate cash proceeds of $15,000.

On March 13, 2012 the Company completed private placement and entered into Flow Through Unit Subscription Agreements to issue 3,400,000 Flow Through Units for US $0.025 per unit, for an aggregate amount of $85,000. Each Flow Through Unit consists of one flow-through common share (a "FT share") and one non-flow-through common share purchase warrant. Each purchase warrant entitling the holder to acquire one common share of the Company (a "Warrant Share") at a price of $0.035 per warrant share and expire on September 13, 2013.

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

4.          Common stock (cont'd)

During 2010, the Company completed a private placement whereby 9,000,000 units were issued at US $0.02 per unit for gross cash proceeds of $180,000. Each unit consists of one common share of the Company and two share purchase warrants (an A warrant and a B warrant, respectively). Each A Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US $0.03 until July 27, 2011 and each B Warrant is exercisable to purchase on additional common share of the Company at an exercise price of US $0.03 until July 27, 2012. The fair value of the 9,000,000 A and B warrants has been estimated using the Black-Scholes Option Pricing Model. Refer to the warrant and option table below for the details of the variable assumptions and the allocation to contributed surplus.

During 2010, the Company completed a private placement whereby 11,465,000 units were issued at US $0.03 per unit for gross cash proceeds of $343,950. Each unit consists of one common share of the Company and one share purchase warrant (a "Warrant"). Each Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.04 until September 29, 2011. Finders' fees of US $16,000 in cash and 647,500 finder's share purchase warrants were issued pursuant to the first tranche private placement. The finder's share purchase warrants are subject to the same terms as the Unit Warrants. In addition, compensation was issued in the form of 50,000 Units, subject to the same terms as the first tranche private placement units. The securities contain a holding period expiring January 30, 2011.

In October 2010, the Company completed a private placement whereby 200,000 units were issued at $0.03 per unit for gross cash proceeds of $6,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant exercisable to purchase one additional common share of the Company at an exercise price of US $0.04 until September 29, 2011.

On July 27, 2010, the Company entered into an agreement (the "Purchase of Options Right Agreement") with JAL Exploration Inc. (JAL) pursuant to which the Company has purchased the right ( the "Right") to enter into a subsequent option agreement (the "Option Agreement") and obtain two property options (the "Options") relating to three mineral rights licenses comprising 200 claims and approximately 5,000 hectares located on the east coast of northern Labrador, Canada known as Voisey's Bay West Property (the "Property").

Under the terms of the "Right", the Company issued 3,000,000 common shares to JAL on July 27, 2010. The shares were measured at their fair value at the grant date ($0.04/sh).

During 2010, the Company granted to its directors an aggregate of 1,100,000 options at an exercise price of US $0.05. The options expire on August 6, 2015.

During 2010, the Company issued a total of 4,500,000 shares at $0.03 per warrant exercised for cash proceeds of $135,000.

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

4.          Common stock (cont'd)

The fair value of warrants and options issued during the period ended June 30, 2012 using Black-Scholes options pricing model with the following assumptions:
Class of Warrants/ Options	Number of Warrants /Options Issued	Risk free interest rate	Dividend Yield	Volatility	Strike Price	Expected Life (in Years)	Fair Value credited to Contributed Surplus

Options
Options	100,000	1.09%	0	213.38%	0.04	2	$3,480

Warrants
	3,400,000	1.47%	0	200.06%	0.035	1	$44,417

Warrants
Balance, December 31, 2010	39,362,500

Issued	2,400,000
Expired	(21,957,500)
Exercised	(8,405,000)

Balance, December 31, 2011	11,400,000

Issued	3,400,000
Exercised	(500,000)

Balance, June 30, 2012	14,300,000

At June 30, 2012, the following warrants were outstanding:
Number	Price	Expiration
2,400,000	0.04	July 25, 2012
8,500,000	0.03	July 27, 2012
3,400,000	0.035	September 13, 2013

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

5.          Stock-based compensation

Under the employee stock option plan, the Company may grant options to its officers, directors, employees and consultants. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted.

During 2011, the Company entered into a investor relations consulting agreement. Under the agreement the Company granted to the consultants 200,000 stock options. The optioned shares were granted with an exercise price of 0.04 per share and expire on October 6, 2013. The optioned shares will fully vest over a period not less than 12 months as to 25% on the date that is three months from October 6, 2011 grant date, and a further 25% on each successive date that is three months from the date of the previous vesting. The fair value of these stock options was estimated at the date of grant using the Black-Scholes option - pricing model assuming an expected life of 2 years, a risk - free rate of 1.09%, an expected volatility of 213%, and a 0% dividend yield. The estimated stock option compensation expense is $6,960 and will be recognized based on the vesting terms starting in 2012. During the period ended June 30, 2012 the Company recognized $3,480 in stock based compensation relating to the vested option.

During 2010, the Company authorized and issued 1,100,000 stock options to purchase shares of common stock to certain officers and directors of the Company pursuant to the 2004 plan. The options were granted with an exercise price of $0.05 per share and expire on August 15, 2015. The fair value of these stock options was estimated at the date of grant using the Black-Scholes option - pricing model assuming an expected life of 5 years, a risk - free rate of 1.42%, an expected volatility of 258%, and a 0% dividend yield.

During the year end December 31, 2011, the Company recorded stock-based compensation expense of $Nil.

During the period ended June 30, 2012 the Company recorded stock-based compensation expense of $3,480.

A summary of the status of the Company's employee stock option plan as of June 30, 2012 and 2011 and changes during the periods then ended are as follows:
		2012		2011
	Weighted Average		Weighted Average
	Number of	Exercise	Number of	Exercise
	options	Price	options	Price
Outstanding, beginning and end of period	1,800,000	$0.06	1,600,000	$0.06

Options exercisable, end of period	1,800,000	$0.06	1,600,000	$0.06

At June 30, 2012, the following employee stock options were outstanding:
Amount	Price	Expiry
200,000	$0.04	October 6, 2013
500,000	$0.065	August 20, 2014
1,100,000	$0.05	August 6, 2015
1,800,000

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

6.          Voisey's Bay property

The Company has entered into an agreement dated July 27, 2010 (the "Purchase of Options Right Agreement") with JAL Exploration Inc. ("JAL") pursuant to which the Company has purchased the right (the "Right") to enter into a subsequent option agreement (the "Option Agreement") and obtain two property options (the "Options") relating to three mineral rights licenses comprising 200 claims and approximately 5,000 hectares located on the east coast of northern Labrador, Canada known as the Voisey's Bay West Property (the "Property"). JAL is owned by a minority shareholder of the Company.

The Right

The Right, if exercised by the Company, allows the Company the opportunity to enter into the Option Agreement, with the Option Agreement providing the Company options to acquire up to an undivided 80% interest in the Property, subject to a 2% NSR. The Company is to pay the purchase price for the Right by:

1.     Paying US$30,000 at the signing of the Purchase of Options Right Agreement, or by no later than July 27, 2010 (which payment has been made);

2.      Issuing 3,000,000 common shares of the Company (the "Shares") by July 30, 2010 (which shares have been issued;

3.      Paying US$30,000 by August 15, 2010 (which payment has been made);

4.      Paying US$40,000 by August 31, 2010 (which payment has been made);

5.      Spending no less than US$150,000 in exploration expenditures on the Property by December 31, 2010;

6.      Reimbursing JAL for its expenses incurred in the application for the approval of the 2010 work program.

At any time after the completion of the purchase of the Right described above, which purchase is a firm commitment, but by no later than March 4, 2011, the Company may elect to exercise the Right and thereby enter into the Option Agreement with JAL for a further payment of US$25,000. On March 3, 2011 the Company paid the $25,000 and exercised its right to enter into the Option Agreement.

During 2011, the Company acquired from JAL an additional license comprising of 188 mineral claims adjacent to the Company's Voisey's Bay West Property located on the east coast of North Labrador, Canada.

The Company's acquisition of the additional License has increased the Company's land position under option at the Property from 200 to 388 claims and the Property now covers an area of approximately 9,700 hectares (23,969 acres).

On March 4, 2011 the Company reached an agreement to amend the terms of its option agreement with JAL to acquire two property options relating to four mineral rights licenses comprising 388 claims and approximately 9,700 hectares (the "Option Agreement").

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

6.          Voisey's Bay property (cont'd)

The Options

Pursuant to the terms of the amended Option Agreement, the conditions for acquiring the first of the two phases of the Options (the "First Option") have been changed such that now the Company may exercise the First Option by, among other things:

1.      issuing to JAL, upon entry into the Option Agreement, 3,000,000 common shares of the Company ("Shares") (this has been completed);

2.      paying JAL a total of US$240,000 by December 31, 2014;

3.      issuing to JAL an additional 10,000,000 Shares by December 31, 2014;

4.      spending no less than US$4,000,000 in exploration expenditures on the Property by
December 31, 2014;

5.      issuing an amount of Shares to JAL that is equal to 10% of the then issued and outstanding capital of the Company within five business days of such election or deemed election of the First Option (and by not later than March 31, 2015);

6.      causing a pre-feasibility report pertaining to the Property to be prepared by June 30, 2015; and

7.      causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto
Stock Exchange or the TSX Venture Exchange by February 28, 2013.

Once the Company has exercised the First Option it may then choose to proceed with phase two (the "Second Option"), whereby the Company will acquire a further 25% interest (for an aggregate 80% interest) in the Property. Under the amended Option Agreement, the Company may exercise the Second Option by, among other things:

1.      paying JAL a total of US$400,000 by July 31, 2017;

2.      issuing to JAL an additional 10,000,000 Shares by July 31, 2016;

3.      issuing to JAL an amount of Shares equal to 10% of the then issued and outstanding capital of the Company within five business days of the notice of election of the Second Option (and by not later than December 31, 2017);

4.      causing a feasibility report pertaining to the Property to be prepared by December 31, 2017; and

5.      arranging for a semi-carried financing relating to the further development of the Property by December 31, 2017 whereby the funding is advanced to JAL by March 31, 2019.

In addition, the Company and JAL agreed in the amended Option Agreement that in the event of one or more deposits being located or discovered on the Property, the most significant of the deposits will be named the "Alec Deposit", in memory of the late Alec Lenec whose persistence and belief in the Property led to its continued exploration. Also, the parties further agreed that should the Property be commercially mined, the mine itself will be named the "Alec Mine" in further honour of Alec.

The Option Agreement has been amended to account for the increase in the Company's land position, as detailed above.

Pursuant to the amended Option Agreement, the Company issued on January 4, 2012 to JAL 2,000,000 common shares of the Company and paid US$20,000 and exercised the first phase of the amended Option Agreement.

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

7.          Related party transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party payables consist of the following:

	June 30, 2012	December 31, 2011

Payable to an affiliate owned by a shareholder	$19,512	$9,512

	$19,512	$9,512

In October 2009 and as amended in July 2010 the Company entered into management agreements with its Chief Executive and Chief Financial Officers. Each agreement is for an initial one year term and will automatically renew annually. Management fees paid to these individuals aggregated $27,000 for the period ended June 30, 2012 (2011 - $24,000).

8.          Accounts payable and accrued liabilities
	June 30, 2012	December 31, 2011

Accounts payable - trade	$345,539	$261,235
Lawsuit settlement liability	73,135	73,135
Accrued interest	42,115	30,115
Accrued management fees	67,750	40,750
Accrued professional fees	10,088	10,088

	$538,627	$415,323

9.          Contingent liabilities

On February 21, 2001, Ronald Brown, a former President of the Company, filed a lawsuit for wrongful termination against the Company. On September 1, 2005, the Company entered into a settlement agreement with Mr. Brown. The agreement entitled Mr. Brown to $100,000 (which has been paid) and 0.5% of any proceeds received by the Company or its subsidiaries from the sale, transfer or production of any raw materials from mineral properties currently being negotiated, located in India. The maximum payout that Mr. Brown can receive is $5,000,000.

During 2009, Continental Resources LTD. ("CRL"), the Company's wholly-owned subsidiary, and VISA International LTD ("VISA") entered into a settlement and mutual release agreement (the "Settlement Agreement") dated September 23, 2009. The agreement states that the parties agree to settle all outstanding disputes between themselves and reinstate the consortium agreement between CRL and VISA dated February 15, 2005 (the "Consortium Agreement"), under which VISA and CRL were to establish a corporation in the State of Orissa, India to jointly develop the Gandhamardan Bauxite Project.

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

9.          Contingent liabilities (cont'd)

In consideration for entering into the Settlement Agreement and thereby settling the claims, CRL will pay to VISA all legal expenses incurred by VISA, amounting to 4,700,000 INR ($99,640 US) for filing and contesting the proceedings filed against CRL, with 1,250,000 INR ($26,505 US) of the settlement amount (the "Initial Payment") due on September 23, 2009 paid in 2009 and the remaining sum of 3,450,000 INR ($73,135 US) of the Settlement Amount to be adjusted towards payments to be made by VISA to CRL under certain provision of the consortium agreement. The $73,135 is regarded as a liability in these consolidated financial statements.

Among other things, under the Consortium Agreement CRL and VISA have agreed to incorporate a SPV in the name of VISA Aluminium Limited, whereby CRL will retain 26% of the issued and paid up equity share capital with the remaining balance of 74% of the equity share capital held by VISA. Based on the terms of the Consortium Agreement VISA has agreed to pay 74% of the pre project expenditures incurred by CRL amounting to $1,000,000 US, therefore $740,000 US of the cost will have to be borne by VISA upon (1) the signing of the Joint Venture agreement with the Orissa Mining Corporation and (2) on receipt of approval from the Government of Orissa and the Government of India to the proposed SPV.

10.        Income taxes

The Company accounts for income taxes under ASC 740, "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Income tax expense differs from the amount that would result from applying the U.S. federal and state income tax rates to earnings before income taxes.

Pursuant to ASC 740 the potential benefit benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The Company is subject to United States and Canadian federal and state income taxes at an approximate rate of 34%. The reconciliation of the provision for income taxes at Canadian and United States statutory rates compared to the Company's income tax expense as reported is as follows:
	June 30, 2012	June 30, 2011

Loss before income taxes	$(142,638)	$(104,132)
Income tax rate	34%	34%
Income tax recovery	(48,500)	(35,400)
Permanent differences	1,200	-
Valuation allowance change	47,300	35,400

Deferred income tax (recovery)
	$ -	$ -

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

10.        Income taxes (cont'd)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities are as follows:
	June 30, 2012	December 31, 2011

Total deferred tax assets	$1,882,300	$1,847,300
Valuation allowance	(1,882,300)	(1,847,300)

Net deferred tax assets	$ -	$ -
Deferred income tax (liability)	$ -	$ -

The Company has recognized a valuation allowance for the deferred tax assets for which it is more likely than not that the realization will not occur. The valuation allowance is reviewed periodically. When circumstance change and this causes a change in management's judgment about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The net operating loss carryforwards for income tax purposes are approximately $5,543,000 and will begin to expire in 2012.

Pursuant to Section 382 of the Internal Revenue Code, use of the Company's net operating loss carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company's ability to utilize net operating losses and credit carryforwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate. The Canadian non-capital loss carryforwards may also be limited by a change in Company ownership.

11.        Convertible debenture

The carrying value of the convertible debentures payable is as follows:
Balance, December 31, 2011 and June 30, 2012	$240,000
Interest Accrued	42,115

Balance, June 30, 2012	$282,115

The Company issued convertible debentures having a total face value of US $240,000 and maturing September 29, 2012. The debentures bear simple interest of 10%, payable upon the earlier of maturity or conversion, and are convertible into units of the Company at a deemed price of $0.03 per unit, upon prior notice to the Company. The debt component of the convertible debenture is represented by management's estimate of fair value based on a coupon rate of 10%, an interest rate of comparable debt of 30% and a face value of US $240,000.

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

12.        Supplemental disclosure with respect to cash flows

During the period ended June 30, 2012, the Company issued 2,000,000 common shares to JAL as part of the terms of the "Option Agreement". The shares were measured at their fair value at the grant date ($0.04/sh).

During the year ended December 31, 2011, the Company issued 3,000,000 common shares to JAL as part of the terms of the "Option Agreement". The shares were measured at their fair value at the grant date ($0.10/sh).

On August 3, 2011 the company entered into a consulting agreement for consulting services related to the planning, acquisition, processing and interpretation of geophysical data from the Company's Voisey's Bay West property. Under the terms of the agreement the Company issued to the Consultant 100,000 common shares. The shares were valued at their fair value at the grant date ($0.04/sh).

13.        Subsequent events

During the period ended June 30, 2012, the Company announced that it had increased its previously announced non-brokered private placement from 6,000,000 units to 34,000,000 units and amended the price from $0.03 to $0.025 per unit for aggregate gross proceeds of US$850,000. On March 13, 2012 the Company completed a partial closing and received US $85,000 (Note 4). Subsequent to the period end the Company announced that it will not proceed with the balance of this private placement.

The Company intends to undertake a non-brokered private placement of 10% unsecured convertible debentures ("Debentures") in an aggregate principal amount of up to US$120,000. The Debentures will be due and payable on the date that is two (2) years from the date of issuance.

The principal amount of the Debentures is convertible into units of the Company ("Units") at a conversion price of $0.0075 per Unit. Interest accrued will be paid upon repayment of principal or conversion of the Debentures, in cash or Units, at the option of the holder. Each Unit will be comprised of one share and one share purchase warrant ("Warrant") with each Warrant entitling the holder to acquire a further common share of the Company for a term of two (2) years at a price of $0.01 per share. All common shares issuable upon conversion of the Debentures and the Warrants will be subject to applicable hold periods.

The proceeds from this placement will be used for the Company's Voisey's Bay West Property in Labrador and for general working capital. The Company may pay finder's fees on funds raised from certain subscribers, subject to regulatory approval and applicable securities laws.

The Board of Directors have also approved a name change of the Company from Balaton Power Inc. to Bengal Exploration Inc., and a share consolidation of the Company's issued and outstanding common shares on the basis of thirty-five (35) pre-consolidation shares for one (1) post-consolidation share, subject to regulatory approval.

Unaudited

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2012 and 2011
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

13.        Subsequent events (cont'd)

The Company has made payment arrangements with JAL Exploration Inc. ("JAL") for the $20,000 payment originally due to JAL by June 30, 2012 (the "Outstanding Payment") pursuant to the amended and restated option agreement dated December 21, 2011 (the "Option Agreement") between JAL and the Company.

The Company and JAL agreed that the Outstanding Payment would be satisfied by the payment of $10,000 to JAL August 15, 2012, and the outstanding $10,000 to JAL on August 15, 2012, and the outstanding $10,000 and additional consideration of $5,000 on or before September 11, 2012 in order to keep the Option Agreement in good standing (the payment of the $10,000 and $5,000 are firm commitments made by Balaton). The initial $10,000 payment was made to JAL on August 15, 2012 and receipt was acknowledged by JAL.